                                                                       Exhibit A

Contact:
Steve Fluin
Chief Executive Officer
Gentia Software
+44 (0)20 8971 4000

                 GENTIA SOFTWARE REPORTS THIRD QUARTER RESULTS

LONDON - November 1, 2001 - Gentia Software plc (OTCBB: GNTIY), a leading provider of intelligent analytical applications for enterprise-wide deployment, today reported its results for the third quarter, ended September 30, 2001.

Gentia's revenues for the third quarter of 2001 totaled $1.1 million, compared with revenues of $1.8 million in the second quarter of 2001 and $2.6 million in the year-ago quarter.

Costs for the quarter totaled $2.3 million. This compares with costs of $3.9 million in the second quarter, and $12.3 million in the year-ago quarter. Gentia reported a net loss for the quarter of $1.1 million. This compares with a loss of $2.1 million for the second quarter of 2001 and $9.7 million for the year-ago quarter.

"Given the disappointing results for the third quarter, the company is facing a cash crisis and is urgently pursuing discussions with potential purchasers of its business. In the meantime, it and its subsidiaries are instituting formal steps to seek protection from creditors," said Steve Fluin, Chief Executive Officer, Gentia Software.

ABOUT GENTIA SOFTWARE

Gentia Software (OTCBB: GNTIY) is a leading supplier of intelligent analytical applications for enterprise performance management and customer relationship management. The Company's product suite sustains and improves business performance by improving the quality of customer interactions and driving strategy and performance management. Gentia incorporates unique technology and the world-class consulting expertise of partners including IBM, NCR, PWC and KPMG. Gentia offers best-in-class solutions for Global 2000 companies including Volvo, Credit Suisse First Boston and Motorola. For more information, visit www.gentia.com or call +44 (0)20 8971 4000.

This news release contains statements of a forward-looking nature relating to the financial performance of Gentia Software. Such statements are based upon the information available to management at this time, and they necessarily involve risk because actual results could differ materially from current expectations. Among the many factors that could cause actual results to differ from those set forth in the Company's forward-looking statements are changes in general economic conditions, actions taken by customers or competitors, and the receipt of more or fewer orders than expected.

                              GENTIA SOFTWARE PLC
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PR SHARE AMOUNTS)
                                  (UNAUDITED)

                                                             THREE MONTHS ENDED                     NINE MONTHS ENDED
                                                     ----------------------------------------------------------------------
                                                         SEPT 30,           SEPT 30,           SEPT 30,           SEPT 30,
                                                            2001               2000               2001               2000
                                                     ----------------------------------------------------------------------
                                                               US$                US$                US$                US$
Revenues
  Continuing Operations:                                  $  1,111           $  2,584           $  5,085           $ 17,250
    License.........................................            38                467              1,427              9,393
    Services and other..............................         1,073              2,117              3,658              7,857

  Discontinuing Operations:                                      1                  -                948                  -
     License........................................             -                  -                944                  -
     Services and other.............................             1                  -                  4                  -
                                                          --------           --------           --------           --------
                                                             1,112              2,584              6,033             17,250

Cost of revenues:
  Continuing Operations:                                       669              1,769              2,410              5,913
     License........................................            39                410                126              1,297
     Services and other.............................           630              1,359              2,284              4,616

  Discontinuing Operations:                                      -                  -                 69                  -
     License........................................             -                  -                 54                  -
     Services and other.............................             -                  -                 15                  -
                                                          --------           --------           --------           --------
                                                               669              1,769              2,479              5,913

Gross profit........................................           443                815              3,554             11,337
  Continuing Operations.............................           442                815              2,675             11,337
  Discontinuing Operations..........................             1                  -                879                  -

Operating expenses:
   Sales and marketing..............................           830              7,859              1,931             14,315
   Research and development.........................           382              1,156                939              2,743
   General and administrative.......................             8              1,097                814              2,672
   Goodwill amortization............................            25                374                 75                957
   Discontinuing operation's expenses...............           298                  -              2,521                  -
   Restructuring costs..............................             -                  -                328                  -
                                                          --------           --------           --------           --------
     Total operating expenses.......................         1,543             10,486              6,608             20,687

Income / (loss) from operations.....................        (1,100)            (9,671)            (3,054)            (9,350)
Interest (expense)/income...........................           (42)               (24)              (188)              (152)
                                                          --------           --------           --------           --------
Income / (loss) before provision for income taxes...        (1,142)            (9,695)            (3,242)            (9,502)

Provision for income taxes..........................             -                  -                  -                  -

                                                          --------           --------           --------           --------
Net income / (loss).................................       ($1,142)           ($9,695)           ($3,242)           ($9,502)
                                                          ========           ========           ========           ========

Basic loss per share................................        ($0.06)            ($0.79)            ($0.21)            ($0.81)
Diluted loss per share..............................        ($0.06)            ($0.79)            ($0.21)            ($0.81)

     Weighted Average Number of Shares used to
     compute basic EPS..............................        18,736             12,247             15,499             11,678
     Weighted Average Number of Shares used to
     compute diluted EPS.................                   18,736             12,247             15,499             11,678

                              GENTIA SOFTWARE PLC
                     CONDENSED CONSOLIDATED BALANCE SHEETS


                                                                               SEPT 30                   DECEMBER 31
                                                                                 2001                        2000
                                                                          -----------------            ----------------
                                                                             (UNAUDITED)                  (UNAUDITED)
                                                                                        (IN THOUSANDS)
                                                                                 US$                           US$
ASSETS
Current assets:
      Cash and cash equivalents                                                 $    245                     $      -
      Accounts receivable, net of allowances                                       1,940                        3,524
           Trade account receivables                                               2,576                        8,852
           Less: Allowance for doubtful debt                                         636                        5,328
      Prepaid expenses and other current assets                                       88                          569
                                                                        ----------------             ----------------
  Total current assets                                                             2,273                        4,093

  Property and equipment, net                                                        199                          726
  Purchased software, net of amortization of $3,303
    (Dec 31, 2000 - $1,171)                                                            -                        1,836
  Goodwill on acquisition, net of amortization of $7,487
    (Dec 31, 2000 - $7,411)                                                          478                          554
                                                                        ----------------             ----------------
Total assets                                                                       2,950                     $  7,209
                                                                        ================             ================

LIABILITIES AND SHAREHOLDERS' EQUITY

  Current liabilities:
      Bank overdraft                                                                   -                     $    189
      Current portion of lease obligations                                            27                           94
      Accounts payable                                                             1,678                        3,636
      Accrued liabilities                                                          2,039                        2,494
      Deferred revenues                                                            1,389                        3,481
      Other accounts payable                                                       2,019                        2,389
      Short Term loans                                                             1,343                        1,092
                                                                        ----------------             ----------------
  Total current liabilities                                                        8,495                       13,375

  Non current liabilities:
       Long-term portion of lease obligations                                        119                           70
       Other Liabilities                                                           2,086                            -
                                                                        ----------------             ----------------
Total Liabilities                                                                 10,700                       13,445


  Shareholders' equity:
      Ordinary shares                                                              4,302                        3,116
      Additional paid-in capital                                                  37,925                       37,574
      Retained (deficit)                                                         (48,647)                     (45,403)
      Cumulative translation adjustment                                           (1,330)                      (1,523)
                                                                        ----------------             ----------------
  Total shareholders' equity                                                      (7,750)                      (6,236)
                                                                        ----------------             ----------------

Total liabilities and shareholders' equity                                      $  2,950                     $  7,209
                                                                        ================             ================